UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Heliogen, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42329E105

(CUSIP Number)

Nant Capital, LLC

Attn: Charles Kenworthy

450 Duley Road

El Segundo, California 90245

(310) 836-6400

With a copy to:

Martin J. Waters

Thomas E. Hornish

Savir S. Punia

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 630104305

(1)	NAMES OF REPORTING PERSONS Cambridge Equities, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF, OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 442,298 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 442,298 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,298 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.49% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

This percentage is calculated based upon (x) 442,298 shares of the Issuer’s Common Stock (as defined below) beneficially owned by Cambridge Equities, LP (“Cambridge Equities”), divided by (y) 5,908,645 shares of the Issuer’s Common Stock outstanding, as of November 9, 2023, as provided by the Issuer. The beneficial ownership information reported herein and the transaction information reported in Item 5 below reflects a 1-for-35 reverse stock split of the Issuer’s Common Stock effected by the Issuer on August 31, 2023.

13D

CUSIP No. 630104305

(1)	NAMES OF REPORTING PERSONS MP 13 Ventures, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 442,298 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 442,298 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,298 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.49% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) 442,298 shares of the Issuer’s Common Stock held by Cambridge Equities, divided by (y) 5,908,645 shares of the Issuer’s Common Stock outstanding, as of November 9, 2023, as provided by the Issuer. MP 13 Ventures, LLC (“MP 13 Ventures”) may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of the Issuer’s Common Stock beneficially owned by Cambridge Equities. The beneficial ownership information reported herein and the transaction information reported in Item 5 below reflects a 1-for-35 reverse stock split of the Issuer’s Common Stock effected by the Issuer on August 31, 2023.

13D

CUSIP No. 630104305

(1)	NAMES OF REPORTING PERSONS Nant Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF, OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 946,275 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 946,275 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,275 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.02% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) 946,275 shares of the Issuer’s Common Stock held by Nant Capital, LLC (“Nant Capital”) divided by (y) 5,908,645 shares of the Issuer’s Common Stock outstanding, as of November 9, 2023, as provided by the Issuer. The beneficial ownership information reported herein and the transaction information reported in Item 5 below reflects a 1-for-35 reverse stock split of the Issuer’s Common Stock effected by the Issuer on August 31, 2023.

13D

CUSIP No. 630104305

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, AF, OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 67,020 (See Item 5)
	(8)	SHARED VOTING POWER 1,388,573 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 67,020 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 1,388,573 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,455,593 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.63% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*

This percentage is calculated based upon (x) the sum of (i) 67,020 shares of the Issuer’s Common Stock beneficially owned by Dr. Patrick Soon-Shiong; (ii) 442,298 shares of the Issuer’s Common Stock held by the Cambridge Equities; and (iii) 946,275 shares of the Issuer’s Common Stock held by Nant Capital, divided by (y) 5,908,645 shares of the Issuer’s Common Stock outstanding, as of November 9, 2023, as provided by the Issuer. Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power over, all shares of the Issuer’s Common Stock beneficially owned by Cambridge Equities and Nant Capital. Dr. Soon-Shiong disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Cambridge Equities and Nant Capital except to the extent of his pecuniary interest. The beneficial ownership information reported herein and the transaction information reported in Item 5 below reflects a 1-for-35 reverse stock split of the Issuer’s Common Stock effected by the Issuer on August 31, 2023.

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Heliogen, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 130 West Union Street Pasadena, California 91103. The beneficial ownership information reported herein and the transaction information reported in Item 5 below reflects a 1-for-35 reverse stock split (the “Reverse Stock Split”) of the Issuer’s Common Stock effected by the Issuer on August 31, 2023 (unless noted otherwise).

Item 2. Identity and Background.

(a), (f) This Schedule 13D is being filed jointly by:

(i) Dr. Patrick Soon-Shiong, a natural person and citizen of the United States;

(ii) Cambridge Equities, LP, a limited partnership organized under the laws of the State of Delaware (“Cambridge Equities”);

(iii) MP 13 Ventures, LLC, a limited liability company organized under the laws of the State of Delaware (“MP 13 Ventures”); and

(iv) Nant Capital, LLC, a limited liability company organized under the laws of the State of Delaware (“Nant Capital”).

The persons and entities listed in items (i) through (iv) above are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

(b) The address of the principal business and principal office, as applicable, of each of Dr. Patrick Soon-Shiong, Cambridge Equities, MP 13 Ventures, Nant Capital, and Messrs. Kenworthy and Morse is 450 Duley Road, El Segundo, California 90245.

(c) The principal business of Cambridge Equities is investment. MP 13 Ventures is the general partner of Cambridge Equities and thus may be deemed to control Cambridge Equities. The principal business of MP 13 Ventures is investment. Dr. Soon-Shiong is the sole member of MP 13 Ventures and thus may be deemed to control MP 13 Ventures and each entity directly or indirectly controlled by MP 13 Ventures (including Cambridge Equities). The principal business of Nant Capital is investment. Dr. Soon-Shiong is the sole member of Nant Capital and thus may be deemed to control Nant Capital.

(d) During the past five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Business Combination of Athena and Legacy Heliogen

Nant Capital and Dr. Soon-Shiong acquired 25,657,986 shares of Common Stock (not taking into account the Reverse Stock Split) (the “Merger Shares”) of the Issuer pursuant to the Business Combination Agreement, dated July 6, 2021, (the “Business Combination Agreement”), by and among Athena Technology Acquisition Corp. (“Athena”), HelioMax Merger Sub Inc., a wholly owned subsidiary of Athena (“Merger Sub”) and Heliogen, Inc. (“Legacy Heliogen”) in exchange for Legacy Heliogen shares.

Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Heliogen and Athena was effected by the merger of Merger Sub with and into Legacy Heliogen, with Legacy Heliogen surviving as a wholly owned subsidiary of Athena (the “Merger”). In connection with the consummation of the Merger, Athena changed its name from Athena Technology Acquisition Corp. to Heliogen, Inc. and Legacy Heliogen changed its named from Heliogen, Inc. to Heliogen Holdings, Inc.

At the Effective Time of the Merger (the “Effective Time”), as a result of the Merger, each share of Legacy Heliogen capital stock that was then issued and outstanding was cancelled and converted into the right to receive 2.013 shares (the “Exchange Ratio”) of the Issuer’s Common Stock (not taking into account the Reverse Stock Split).

At the Effective Time, as a result of the Merger, (i) each option to purchase Legacy Heliogen capital stock that was outstanding and unexercised immediately prior to the Effective Time was assumed by the Issuer and converted into an option to purchase shares of the Issuer’s Common Stock and (ii) each award of restricted stock units in respect of Legacy Heliogen common stock outstanding as of immediately prior to the Effective Time was assumed by the Issuer and converted into an award of restricted stock units in respect of shares of the Issuer’s Common Stock.

Open-Market Purchases

On March 23, 2023, Dr. Soon-Shiong used approximately $89,539 of personal funds to purchase 426,374 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On March 24, 2023, Dr. Soon-Shiong used approximately $216,663 of personal funds to purchase 907,677 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On April 5, 2023, Nant Capital used approximately $94,177 of funds to purchase 385,024 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On April 6, 2023, Nant Capital used approximately $159,103 of funds to purchase 641,027 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On April 10, 2023, Nant Capital used approximately $21,969 of funds to purchase 88,086 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On April 11, 2023, Nant Capital used approximately $70,055 of funds to purchase 280,219 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On April 12, 2023, Nant Capital used approximately $43,018 of funds to purchase 172,345 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On April 13, 2023, Nant Capital used approximately $1,770 of funds to purchase 7,077 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On June 1, 2023, Nant Capital used approximately $5,410 of funds to purchase 21,657 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On June 2, 2023, Nant Capital used approximately $38,750 of funds to purchase 158,355 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On June 7, 2023, Nant Capital used approximately $245,200 of funds to purchase 1,000,000 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On June 8, 2023, Nant Capital used approximately $430,219 of funds to purchase 1,966,263 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On June 9, 2023, Nant Capital used approximately $176,756 of funds to purchase 768,835 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On June 13, 2023, Nant Capital used approximately $210,650 of funds to purchase 1,058,542 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On June 14, 2023, Nant Capital used approximately $58,748 of funds to purchase 279,752 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On June 15, 2023, Nant Capital used approximately $81,244 of funds to purchase 387,612 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On June 16, 2023, Nant Capital used approximately $8,803 of funds to purchase 40,048 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On June 20, 2023, Nant Capital used approximately $14,723 of funds to purchase 62,916 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On June 21, 2023, Nant Capital used approximately $61,863 of funds to purchase 263,695 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On June 22, 2023, Nant Capital used approximately $146,068 of funds to purchase 634,251 shares of Common Stock (not taking into account the Reverse Split) through open-market transactions.

On September 1, 2023, Nant Capital used approximately $47,792 of funds to purchase 7,360 shares of Common Stock (after taking into account the Reverse Stock Split) through open-market transactions.

Stock Transfer Agreement

On February 15, 2024, Cambridge Equities, L.P. (“Cambridge”) acquired 442,298 shares of Common Stock (after taking into account the Reverse Stock Split) of the Issuer pursuant to the Stock Transfer Agreement (the “Stock Transfer Agreement”), by and among Idealab Holdings, LLC (“ILH”), a 5% holder of the Issuer, and Cambridge. Pursuant to the Stock Transfer Agreement, ILH agreed to transfer and sell to Cambridge shares of the Issuer’s Common Stock at a purchase price of $1.5195 per share, representing the OTCQX Best Market volume weighted average closing price of the Issuer’s Common Stock, as reported by the OTC Markets Group, Inc. during the ten (10) trading day period ending on the trading day prior to the date of sale, for an aggregate purchase amount of approximately $672,072 in exchange for shares of Series Seed 4 Preferred Stock of Carbon Capture, Inc. held by Cambridge.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired their shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present board of directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer’s charter or by-laws; (f) the shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer’s management, the Issuer’s board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Cambridge Equities beneficially owns 442,298 shares of the Issuer’s Common Stock, representing approximately 7.49% of the outstanding Common Stock. MP 13 Ventures may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of Common Stock beneficially owned by Cambridge Equities.

Nant Capital beneficially owns 946,275 shares of the Issuer’s Common Stock, representing approximately 16.02% of the outstanding Common Stock of the Issuer.

Dr. Soon-Shiong beneficially owns 67,020 shares of the Issuer’s Common Stock. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 67,020 shares of the Issuer’s Common Stock. In addition, Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power over, all shares of the Issuer’s Common Stock described above as being beneficially owned by Cambridge Equities and Nant Capital. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 1,455,593 shares of the Issuer’s Common Stock, representing approximately 24.63% of the outstanding Common Stock of the Issuer.

For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) 5,908,645 shares of the Issuer’s Common Stock outstanding as of November 9, 2023 as provided by the Issuer.

(c) The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 above summarizes certain terms of the Stock Transfer Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Registration Rights and Lock-Up Agreement

On December 30, 2021 (the “Closing Date”), certain stockholders and certain officers and directors of the Issuer, including Nant Capital and Dr. Soon-Shiong (together, the “Registration Rights Holders”), entered into that certain Registration Rights and Lock-up Agreement (the “Registration Rights Agreement”), pursuant to which the Registrations Rights Holders agreed to be contractually restricted from selling or transferring their shares of the Issuer’s Common Stock for a period of 180 days after the Closing Date (the “Lock-Up Period”), with 50%, 25% and 25% of such shares subject to earlier release if the closing stock price for the Common Stock equals or exceeds $12.00 per share, $13.50 per share and $17.00 per share, respectively, for any 20 trading days within any 30-trading day period. Pursuant to the Registration Rights Agreement, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised and compliance with the Lock-Up Period, the Registration Rights Holders may demand at any time or from time to time, that the Issuer files a registration statement to register certain shares of Common Stock held by such Registration Rights Holders or to conduct an underwritten offering. The Registration Rights also provides the Registration Rights Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement does not purport to be complete, and is qualified in its entirety by reference to the text of such agreement (or the form thereof). Such agreement (or the form thereof) is attached hereto as an exhibit and is incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of February 23, 2024, by and among Cambridge Equities, LP, MP 13 Ventures, LLC, Nant Capital, LLC, and Patrick Soon-Shiong.

99.2	Registration Rights and Lock-up Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 001-40209) filed with the SEC on January 6, 2022).

99.3	Stock Transfer Agreement, by and among Idealab Holdings, LLC and Cambridge Equities, LP.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: February 23, 2024

CAMBRIDGE EQUITIES, LP

By:	MP 13 Ventures, LLC, its General Partner

By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

NANT CAPITAL, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong